UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              Triton Energy Limited
                                (Name of Issuer)


                           Ordinary Shares, Par Value
                                 $0.01 Per Share
                         (Title of Class of Securities)

                                    G90751101
                                 (CUSIP Numbers)

J. Barclay Collins II, Esq.                          with copies to:
Executive Vice President and                         Timothy B. Goodell, Esq.
General Counsel                                      Gregory Pryor, Esq.
Amerada Hess Corporation                             White & Case LLP
1185 Avenue of the Americas                          1155 Avenue of the Americas
New York, NY  10036                                  New York, NY 10036
(212) 997-8500                                       (212) 819-8200


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 9, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No. G90751101 (Ordinary Shares)       Page 2 of 10 pages
================================================================================

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Amerada Hess Corporation

-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)|_|
                                                                          (b)|_|

-------- -----------------------------------------------------------------------
3        SEC USE ONLY


-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS

         BK; OO

-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            |_|
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              None
WITH
                                    ------- ------------------------------------
                                    8       SHARED VOTING POWER
                                            21,968,313 (1)
                                    ------- ------------------------------------
                                    9       SOLE DISPOSITIVE POWER
                                            None
                                    ------- ------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                            21,968,313 (1)
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         21,968,313 (1)
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      |_|


-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         38.1% (2)
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------


(1) Based on (i) 1,733,573 ordinary shares and (ii) 5,058,685 8% convertible preference shares convertible into 4 ordinary shares each.

(2) Based on (i) 37,500,375 ordinary shares and (ii) 5,058,685 8% convertible preference shares convertible into 4 ordinary shares each, all issued and outstanding as of July 5, 2001.

CUSIP No. G90751101 (Ordinary Shares)       Page 3 of 10 pages
================================================================================

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Amerada Hess (Cayman) Limited

-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)|_|
                                                                          (b)|_|
-------- -----------------------------------------------------------------------
3        SEC USE ONLY


-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF

-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              None
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            21,968,313 (1)(3)
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            None
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            21,968,313 (1)(3)
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         21,968,313 (1)(3)
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      |_|

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         38.1% (2)(3)
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------


(1) Based on (i) 1,733,573 ordinary shares and (ii) 5,058,685 8% convertible preference shares convertible into 4 ordinary shares each.

(2) Based on (i) 37,500,375 ordinary shares and (ii) 5,058,685 8% convertible preference shares convertible into 4 ordinary shares each, all issued and outstanding as of July 5, 2001.

(3) Amerada Hess (Cayman) Limited may be deemed to be the beneficial owner of the ordinary shares beneficially owned by Amerada Hess Corporation, its parent corporation, reported herein. Such shares of Amerada Hess (Cayman) Limited are included above.

CUSIP No. G90751101 (Ordinary Shares)                         Page 4 of 10 pages
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     This  statement  on  Schedule  13D (this  "Schedule  13D")  relates  to the
Acquisition Agreement, dated as of July 9, 2001, as amended (the "Acquisition Agreement") by and among Amerada Hess Corporation, a Delaware corporation ("Amerada Hess"), Amerada Hess (Cayman) Limited, a company limited by shares organized under the laws of the Cayman Islands ("Purchaser") and Triton Energy Limited, a company limited by shares organized under the laws of the Cayman Islands (the "Company"). Pursuant to the Acquisition Agreement the Purchaser is making an offer (the "Offer") to purchase all of the existing unconditionally allotted or issued and fully paid ordinary shares, par value $0.01 per share, of the Company, and any further ordinary shares which are unconditionally allotted or issued and fully paid before the date and time on which the Offer expires, including the associated Series A junior participating preferred share purchase rights (the "Ordinary Shares").

     This Schedule 13D also relates to the Principal Shareholders Agreement, dated as of July 9, 2001, among the Purchaser, Amerada Hess, the Company, HM4 Triton, L.P. and certain other shareholders of the Company (the "Principal Shareholders") who beneficially own, in the aggregate, 1,733,573 Ordinary Shares and 5,058,685 8% convertible preference shares, par value $0.01 per share, of the Company (the "Preferred Shares"). Each Preferred Share is convertible into four Ordinary Shares. The Ordinary Shares and the Preferred Shares beneficially owned by the Principal Shareholders represent approximately 38.1% of the allotted and issued Ordinary Shares assuming conversion of such Preferred Shares (34.2% on a fully diluted basis). The Principal Shareholders have agreed to tender pursuant to the Offer their Ordinary Shares and to conditionally convert their Preferred Shares and conditionally tender pursuant to the Offer the Ordinary Shares into which the Preferred Shares are convertible. The Acquisition Agreement requires the Purchaser to accept for payment and pay for all Ordinary Shares owned by the Principal Shareholders and all Ordinary Shares issuable upon conversion of the Preferred Shares owned by the Principal Shareholders if the Purchaser accepts for payment any Ordinary Shares pursuant to the Offer. If the Ordinary Shares beneficially owned by the Principal Shareholders (including
Ordinary Shares issuable upon the conditional conversion and tender of the Preferred Shares) are not purchased pursuant to the Offer (excluding for this purpose any Subsequent Offering Period (as defined in the Offer to Purchase, which appears as Exhibit 1 to this Schedule 13D and is incorporated herein by reference (the "Offer to Purchase"))), the Purchaser will purchase the Ordinary Shares and the Preferred Shares beneficially owned by the Principal Shareholders following the expiration of the initial offering period (including any extension thereof). The purchase price for the Ordinary Shares would be $45.00 per share in cash and the purchase price for the Preferred Shares would be $180.00 per share, plus any accumulated and unpaid dividends thereon, in cash.

Item 1.   Security and Issuer

          This Schedule 13D relates to the Ordinary Shares. The principal executive offices of the Company are located at Caledonian House, Jennett Street, P.O. Box 1043, George Town, Grand Cayman, Cayman Islands.

CUSIP No. G90751101 (Ordinary Shares)                         Page 5 of 10 pages
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Item 2.   Identity and Background

          This Schedule 13D is being filed by Amerada Hess and the Purchaser. The information set forth in the section of the Offer to Purchase entitled
Section 8. --"Certain Information Concerning the Purchaser and Amerada Hess" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 3.   Source and Amount of Funds or Other Consideration

          The information set forth in the section of the Offer to Purchase entitled Section 9. --"Source and Amount of Funds" is incorporated herein by reference.

Item 4.   Purpose of the Transaction

          The information set forth in the sections of the Offer to Purchase entitled "Introduction," Section 7. --"Certain Information Concerning the Company," Section 8. --"Certain Information Concerning the Purchaser and Amerada Hess," Section 10. --"Background of the Offer," Section 11. --"Purpose of the Offer; Plans for the Company; Certain Agreements," Section 12.--"Dividends and Distributions" and Section 13.--"Effect of the Offer on the Market for the Shares; Exchange Act Registration" is incorporated herein by reference. This
Schedule 13D relates to the transactions contemplated by (i) the Acquisition Agreement and (ii) the Principal Shareholders Agreement.

          Except as set forth in this Item 4, neither the Purchaser nor Amerada Hess has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

          (a) As a result of the Principal Shareholders Agreement, the Purchaser and Amerada Hess may be deemed to be the beneficial owners of 21,968,313 Ordinary Shares, consisting of 1,733,573 Ordinary Shares and 5,058,685 Preferred Shares each convertible into 4 Ordinary Shares, which represents in the aggregate approximately 38.1% of the allotted and issued Ordinary Shares assuming conversion of such Preferred Shares (34.2% on a fully diluted basis). The information set forth in Schedule I of the Offer to Purchase is incorporated herein by reference.

          (b) The number of Ordinary Shares of the Company that may be deemed to be beneficially owned by each of the Purchaser and Amerada Hess with respect to which there is (i) sole voting power is none, (ii) shared voting power is 21,968,313, (iii) sole dispositive power is none, and (iv) shared dispositive power is 21,968,313. The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.

          (c) The information set forth in the section of the Offer to Purchase entitled Section 8. --"Certain Information Concerning the Purchaser and Amerada Hess" is incorporated herein by reference.

CUSIP No. G90751101 (Ordinary Shares)                         Page 6 of 10 pages
================================================================================


          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The information set forth in the sections of the Offer to Purchase entitled "Introduction," Section 10. --"Background of the Offer," Section 11. --"Purpose of the Offer; Plans for the Company; Certain Agreements" and Section
8. --"Certain Information Concerning the Purchaser and Amerada Hess" is incorporated herein by reference. A copy of the Joint Filing Agreement is filed as Exhibit 7 to this Schedule 13D.

Item 7.    Material to Be Filed as Exhibits

Exhibit No.         Exhibit Name

1.                  Offer to Purchase, dated July 17, 2001. (1)

2. Third Amended and Restated Credit Agreement, dated as of January 23, 2001, among Amerada Hess, the Lenders Party thereto and Goldman Sachs Credit Partners L.P. as joint book runner, joint lead arranger and sole syndication agent, Chase Securities, Inc. as joint book runner and joint lead arranger and The Chase Manhattan Bank, N.A., as administrative agent. (2)

3. Third Amended and Restated Credit Agreement, dated as of January 23, 2001, among Amerada Hess, the Lenders Party thereto and Goldman Sachs Credit Partners L.P. as joint book runner, joint lead arranger and sole syndication agent, Chase Securities, Inc. as joint book runner and joint lead arranger and The Chase Manhattan Bank, N.A., as administrative agent. (3)

4. Acquisition Agreement, dated as of July 9, 2001, by and among the Purchaser, Amerada Hess and the Company. (4)

5. Amendment No. 1 to Acquisition Agreement, dated as of July 17, 2001, by and among the Purchaser, Amerada Hess and the Company. (5)

6. Principal Shareholders Agreement dated as of July 9, 2001, by and among the Purchaser, Amerada Hess, the Company, HM4 Triton, L.P. and the Principal Shareholders. (6)

7. Joint Filing Agreement, dated as of July 19, 2001, between the Purchaser and Amerada Hess.

CUSIP No. G90751101 (Ordinary Shares)                         Page 7 of 10 pages
================================================================================

(1) Incorporated by reference to Exhibit (a)(1) to the Tender Offer Statement on Schedule TO filed by Amerada Hess and the Purchaser on July 17, 2001.

(2) Incorporated by reference to Exhibit (b)(1) to the Tender Offer Statement on Schedule TO filed by Amerada Hess and the Purchaser on July 17, 2001.

(3) Incorporated by reference to Exhibit (b)(2) to the Tender Offer Statement on Schedule TO filed by Amerada Hess and the Purchaser on July 17, 2001.

(4) Incorporated by reference to Exhibit (d)(1) to the Tender Offer Statement on Schedule TO filed by Amerada Hess and the Purchaser on July 17, 2001.

(5) Incorporated by reference to Exhibit (d)(4) to the Tender Offer Statement on Schedule TO filed by Amerada Hess and the Purchaser on July 17, 2001.

(6) Incorporated by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed by Amerada Hess and the Purchaser on July 17, 2001.

CUSIP No. G90751101 (Ordinary Shares)                         Page 8 of 10 pages
================================================================================


                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 19, 2001




                                     AMERADA HESS CORPORATION



                                     By:   /s/ J. Barclay Collins II
                                        ----------------------------------------
                                        Name:   J. Barclay Collins II
                                        Title:  Executive Vice President
                                                and General Counsel




          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 19, 2001



                                     AMERADA HESS (CAYMAN) LIMITED



                                     By:   /s/ J. Barclay Collins II
                                        ----------------------------------------
                                        Name:   J. Barclay Collins II
                                        Title:  Director

CUSIP No. G90751101 (Ordinary Shares)                         Page 9 of 10 pages
================================================================================


                                  EXHIBIT INDEX



Exhibit No.         Exhibit Name

1.                  Offer to Purchase, dated July 17, 2001. (1)

2. Third Amended and Restated Credit Agreement, dated as of January 23, 2001, among Amerada Hess, the Lenders Party thereto and Goldman Sachs Credit Partners L.P. as joint book runner, joint lead arranger and sole syndication agent, Chase Securities, Inc. as joint book runner and joint lead arranger and The Chase Manhattan Bank, N.A., as administrative agent. (2)

3. Third Amended and Restated Credit Agreement, dated as of January 23, 2001, among Amerada Hess, the Lenders Party thereto and Goldman Sachs Credit Partners L.P. as joint book runner, joint lead arranger and sole syndication agent, Chase Securities, Inc. as joint book runner and joint lead arranger and The Chase Manhattan Bank, N.A., as administrative agent. (3)

4. Acquisition Agreement, dated as of July 9, 2001, by and among the Purchaser, Amerada Hess and the Company. (4)

5. Amendment No. 1 to Acquisition Agreement, dated as of July 17, 2001, by and among the Purchaser, Amerada Hess and the Company. (5)

6. Principal Shareholders Agreement dated as of July 9, 2001, by and among the Purchaser, Amerada Hess, the Company, HM4 Triton, L.P. and the Principal Shareholders. (6)

7. Joint Filing Agreement, dated as of July 19, 2001, between the Purchaser and Amerada Hess.

(1) Incorporated by reference to Exhibit (a)(1) to the Tender Offer Statement on Schedule TO filed by Amerada Hess and the Purchaser on July 17, 2001.

(2) Incorporated by reference to Exhibit (b)(1) to the Tender Offer Statement on Schedule TO filed by Amerada Hess and the Purchaser on July 17, 2001.

(3) Incorporated by reference to Exhibit (b)(2) to the Tender Offer Statement on Schedule TO filed by Amerada Hess and the Purchaser on July 17, 2001.

(4) Incorporated by reference to Exhibit (d)(1) to the Tender Offer Statement on Schedule TO filed by Amerada Hess and the Purchaser on July 17, 2001.

(5) Incorporated by reference to Exhibit d(4) to the Tender Offer Statement on Schedule TO filed by Amerada Hess and the Purchaser on July 17, 2001.

(6) Incorporated by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed by Amerada Hess and the Purchaser on July 17, 2001.

CUSIP No. G90751101 (Ordinary Shares)                        Page 10 of 10 pages
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                                                                       Exhibit 7


                             JOINT FILING AGREEMENT

     This confirms the agreement by and between the undersigned that the Statement on Schedule 13D (the "Statement") filed on or about this date with respect to the beneficial ownership by the undersigned of the Ordinary Shares, par value $0.01, of Triton Energy Limited, a company limited by Shares organized under the laws of the Cayman Islands, is being filed on behalf of each of the undersigned.

     Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended, each person on whose behalf the Statement is filed is responsible for the timely filing of such Statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and that such person is not responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     This Agreement may be executed in one or more counterparts by each of the undersigned, each of which, taken together, shall constitute one and the same instrument.

Date:  July 19, 2001



                                         AMERADA HESS CORPORATION



                                         By:  /s/ J. Barclay Collins II
                                            ------------------------------------
                                            Name:     J. Barclay Collins II
                                            Title:    Executive Vice President
                                                      and General Counsel



                                         AMERADA HESS (CAYMAN) LIMITED



                                         By:  /s/ J. Barclay Collins II
                                            ------------------------------------
                                            Name:     J. Barclay Collins II
                                            Title:    Director